[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

Direct Line: (212) 859-8468

Fax: (212) 859-4000

andrew.barkan@friedfrank.com

August 31, 2017

VIA EDGAR

Pamela Long
Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             EWT Holdings I Corp.
Draft Registration Statement on Form S-1
Submitted July 18, 2017
CIK No. 1604643

Dear Ms. Long:

This letter sets forth the response of EWT Holdings I Corp. (the “Company”) to the comment letter, dated August 14, 2017 (the “August 14 Letter”) of the staff of the Division of Corporate Finance (the “Staff”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on July 18, 2017. In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

Concurrently, the Company is confidentially submitting Pre-Effective Amendment No. 1 (the “Amended Registration Statement”). When indicated, the responses described below are contained in the Amended Registration Statement. References to page numbers in this letter refer to the pagination of the Amended Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

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Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

August 31, 2017

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not filed electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[***]” in the copy filed electronically on EDGAR.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that neither the Company, nor anyone authorized to do so on the Company’s behalf, has presented or intends to present any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, as the Company is not an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act and, as a result, is not subject to Section 5(d) of the Securities Act.

2.              Please ensure that the information you include in your summary is balanced, such as disclosing that you will remain a controlled company and more prominent disclosure of your indebtedness. To the extent you cite competitive strengths and strategies in your summary, please review each one and revise as necessary to provide balancing information rather than merely listing generalized risk factors at the end of this section.

Response:

The Company has revised the disclosure on pages 1, 2, 4, 5, 7, 8 through 12 and 14 of the Amended Registration Statement in response to the Staff’s comment.

3.              Please include interim financial statements for the period ended June 30, 2017. Please similarly update the financial information throughout your filing. Refer to Rule 3-12(a) of Regulation S-X.

Response:

The Company confirms that it has included interim financial statements for the nine months ended June 30, 2017 in the Amended Registration Statement.

4.              Please ensure financial information in your filing, including your summary consolidated financial and operating data, selected historical consolidated financial data, columnar

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Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

August 31, 2017

presentations in MD&A, other data presented in tabular form, and historical financial statements, is consistently presented in the same chronological order. Refer to SAB Topic 11:E.

Response:

The Company has revised the presentation of financial information in the Amended Registration Statement to ensure that such data is consistently presented in the same chronological order, in response to the Staff’s comment.

5.              You disclose on page 17 that a stock split is expected to occur. We assume the stock split will occur at or immediately before the effectiveness of your registration statement. Please confirm that you intend to comply with SAB Topic 4C and will revise your historical financial statements and disclosures throughout your filing to retro-actively reflect the stock split.

Response:

The Company confirms that a stock split is expected to be declared and contemporaneously consummated prior to the effectiveness of the Registration Statement. The Company confirms that at the time of declaration and consummation, it will revise its historical financial statements and disclosures throughout the filing to retroactively reflect the stock split in compliance with SAB Topic 4C.

6.              You disclose on page 162 that you will enter into a registration rights agreement prior to the completion of this offering. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response:

The Company has revised the disclosure on page 171 of the Amended Registration Statement in response to the Staff’s comment to clarify that it intends to amend and restate its existing registration rights agreement prior to completion of this offering and that the registration rights agreement does not provide for any cash penalties or other penalties associated with any delays in registering common stock.

Risk Factors, page 22

7.              Please revise to include a discussion of any material risks associated with your business operations in China.

Response:

The Company has revised the disclosure on pages 37 and 38 of the Amended Registration Statement in response to the Staff’s comment.

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Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

August 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

Results of Operations, page 85

8.              We remind you that Item 10(e)(1)(i)(a) of Regulation S-K indicates you should not present non-GAAP financial measures with greater prominence than the most directly comparable GAAP financial measure. Your disclosures related to your consolidated results of operations discuss Adjusted EBITDA but do not discuss net income (loss). Please revise your disclosures to discuss net income (loss) as determined under GAAP. See the updated Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures issued on May 17, 2016.

Response:

The Company has revised the on pages 85, 86, 92, 98, 103 and 104 of the Amended Registration Statement in response to the Staff’s comment.

9.              In regard to your presentation of the non-GAAP financial measure, adjusted EBITDA, presented throughout your filing, please address the following:

•                  Adjustment (a) appears to eliminate what appears to be normal, recurring cash operating expenses. It is not clear to us how or why eliminating these costs is useful or appropriate.

Response:

The Company respectfully advises the Staff that the expenses removed in adjustment (a) are not normal, recurring cash operating expenses necessary to run the business and, as such, the Company believes that the elimination of such expenses is useful to investors in evaluating the Company’s business performance from period to period and relative to other companies in its industry. The expenses removed in adjustment (a) represent either discrete items relating to events that occurred in specific periods or items that are not indicative of the Company’s core operating performance, which are the focus of both management and the investing community when evaluating the Company’s performance between periods and alongside that of its peers. In the Registration Statement, the Company does not characterize the expenses in adjustment (a) as being non-recurring, infrequent or unusual, or otherwise misrepresent their frequency in the Registration Statement. These expenses are related to significant matters and initiatives that have occurred over a multi-year period in response to strategic shifts in the Company’s business following its separation from Siemens and the AEA Acquisition.

In particular, the Company notes the following:

(i)             Restructuring initiatives: Prior to the AEA Acquisition, the Company operated as a component of Siemens.  Following the Company’s separation from Siemens and the AEA Acquisition, management implemented various restructuring initiatives across the business to adjust for the standalone nature of the Company with an appropriate management team and cost structure and to execute the Company’s strategy for organic and inorganic growth, along with steps taken in anticipation of the transition to operating as a public company. The Company incurred various costs in connection with such initiatives including the following:

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Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

August 31, 2017

(a)         U.S. Voluntary Separation Plan ($16.9 million in fiscal year 2016 and $19.2 million for the nine months ended June 30, 2017): the Company implemented a voluntary separation plan beginning in July 2016 under which approximately 220 U.S. employees volunteered to accept separation packages. Approximately 150 of these employees were targeted for replacement, while the remainder of the employees had their roles and responsibilities absorbed by other members of the organization.  For employees not targeted for replacement, the Company excludes employee compensation subsequent to July 1, 2016 and severance payments commencing upon each employee’s separation.  For employees targeted to be replaced, the Company excludes employee compensation incurred only after a replacement hire, which the Company considered duplicative, and severance payments commencing upon each employee’s separation.  The Company also incurred various relocation and recruiting costs associated with the voluntary separation plan.  Management does not expect to incur significant costs or expenses related to the voluntary separation plan subsequent to September 30, 2017.

(b)         Reorganization Initiatives ($12.4 million in the Successor Period, $9.2 million in fiscal year 2015, $11.1 million in fiscal year 2016, $9.3 million in the nine months ended June 30, 2016, and $10.8 million in the nine months ended June 30, 2017): Following its separation from Siemens and the AEA Acquisition, management implemented various initiatives to restructure and reorganize the Company as a standalone business with an appropriate management team and cost structure, incurring various costs and expenses to assist with these initiatives. Specifically, management implemented the International Alignment and Value Creators initiatives, which addressed the organizational structure of various functional teams such as Legal, Contract Management, Sales Support, Finance, Information Technology and Human Resources. Costs for these programs, which are unrelated to the U.S. Voluntary Separation Plan discussed in paragraph (a) above, include severance, duplicative employee costs, recruiting expenses, relocation expenses and consultant costs.  In addition, management implemented various restructuring initiatives within the United Kingdom to move various functions from the United Kingdom to Germany and to implement a voluntary retirement program for certain employees in Germany.  The Company also wound down its business in Italy, and incurred expenses related to executive severance and write-offs of inventory and loss on sale of fixed assets.  Management currently expects these initiatives to be largely completed by the end of fiscal 2017 and does not expect to incur significant costs or expenses related to these initiatives going forward.

(ii)          Legal settlement and intellectual property ($11.7 million in the Successor Period, $11.7 million in fiscal year 2015, $5.1 million in fiscal year 2016, $2.5 million in the nine months ended June 30, 2016, and $1.8 million in the nine months ended June 30, 2017): Following its separation from Siemens, the Company retained certain liabilities and incurred fees and settlement costs related to such legacy legal matters.  Specifically, the Company incurred fees and settlement costs related to product warranty litigation on Memcor products and certain discontinued products, as the Company settled pending legacy litigation matters relating to these items. Additionally, the Company incurred costs to transfer to the Company certain trademarks acquired in the AEA Acquisition and in the acquisition of Neptune-Benson. The Company has not excluded legal costs related to normal course operations and related legal matters that have arisen since the AEA Acquisition; rather the Company has eliminated only those costs that directly relate to the ongoing resolution of legacy legal matters that arose under the Predecessor Period and earlier. Management does not expect to incur significant ongoing costs for these matters going forward.

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Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

August 31, 2017

(iii)       Information technology and functional infrastructure transformation ($16.9 million in the Successor Period, $11.1 million in fiscal year 2015, $9.1 million in fiscal year 2016, $5.9 million in the nine months ended June 30, 2016 and $0.2 million in the nine months ended June 30, 2017): Following the Company’s separation from Siemens and the AEA Acquisition, the Company undertook certain activities to optimize its information technology systems and functional infrastructure processes as a standalone business, for which the Company has previously relied upon Siemens, its former parent, for support. Specifically, consultants were hired to assist with establishment of information technology systems, human resource functions and developing new processes. The Company also incurred various costs related to the shutdown of legacy communication systems and replacement with the Company’s current VoIP Protocol System.

(iv)      Initial public offering:  In connection with preparation for this offering and as part of its strategy to operate as a public company, the Company has incurred various costs related to consultants engaged to assist with tax and accounting matters. The Company has also incurred consultant expenses in connection with establishing an internal audit function and Sarbanes-Oxley compliance plan in connection with the Company’s preparations to operate as a public company.

•                  Adjustment (d) eliminates management fees. More fully explain the specific nature of the services provided, including what these fees actually represent. To the extent you expect to incur costs for similar items subsequent to the offering, it is not clear to us how or why eliminating the fees is useful or appropriate. This comment also relates to your elimination of these fees from the pro forma financial statements.

Response:

The Company excludes management fees from Adjusted EBITDA because, while the amounts of such fees are contractually specified and payable in cash, they do not relate to the Company’s ongoing business operations.   As noted on page 169 of the Amended Registration Statement, the management agreement will be terminated upon consummation of the Company’s initial public offering and AEA will cease receiving management fees. The Company does not expect to enter into similar agreements as a public company.  While the Company may incur increased legal and financial compliance costs as a public company related to ongoing public reporting and corporate governance, the Company does not expect those costs to be similar in nature or amount to the expenses eliminated in adjustment (d).

Pursuant to the management agreement, AEA provided advisory and consulting services, due diligence, investment banking and valuation services to the Company in connection with the AEA Acquisition.  Following the AEA Acquisition, AEA has continued to provide advisory and consulting services pursuant to the management agreement (similar in nature to those provided in connection with the AEA Acquisition). Specifically, AEA has assisted the Company by providing services to support in many of the initiatives described above related to the Company’s separation from Siemens and operation as a standalone business.  In particular, AEA assisted in the negotiation and execution of the Company’s senior credit facilities, reorganization of the Company’s corporate structure and selection and recruitment of several members of the Company’s executive leadership team.  In preparing the unaudited pro forma consolidated statements, the Company considered the guidance in Rule 11-02(a)(6) of Regulation S-X, and determined that the termination of the management agreement (and the expenses associated therewith, as eliminated in adjustment (d)), is directly attributable to this offering, is expected to have a continuing impact on the Company and is factually supportable. In response to the Staff’s comment, the Company has revised

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Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

August 31, 2017

footnote (d) on pages 22 and 88 of the Amended Registration Statement to add disclosure about the specific nature of the services provided under the management agreement.

10.       Please enhance your discussions of your consolidated results of operations and your segment results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

•                  Quantify how much of the change in revenues, from period-to-period, was due to changes in volumes sold, changes in selling prices and changes in product mix;

•                  Separately disclose and discuss changes in sales and cost of sales from products and services during each period presented; and,

•                  Quantify the business reasons for changes between periods in the significant line items of your statements of operations. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each business reason discussed on the overall change in the line item.

See Item 303(a)(3) of Regulation S-K.

Response:

The Company has revised the disclosure on pages 90 through 92, 94 through 98, 100 through 104, 106 and 107 of the Amended Registration Statement in response to the Staff’s comment.

Liquidity and Capital Resources, page 101

11.       You disclose on page 41 that you are highly dependent on the earnings of, and receipt of funds from, your subsidiaries. Please address any potential restrictions on your ability to declare dividends. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Response:

The Company has revised the disclosure on pages 43 and 109 of the Amended Registration Statement in response to the Staff’s comment. The Company has also included the condensed parent company financial data for EWT Holdings I Corp. under Rules 5-04 and 12-04 of Regulation S-X in Schedule 1 to the Company’s audited consolidated financial statements included in the Amended Registration Statement in response to the Staff’s comment.

Cash Flows, page 103

12.       Please provide a more robust discussion of changes in operating, investing and financing cash flows during each period presented. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Your revised discussions should not only

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Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

August 31, 2017

quantify the impact of the line item(s) that contributed to the changes but should also explain the reasons for the fluctuations. Refer to SEC Interpretive Release No. 33-8350.

Response:

The Company has revised the disclosure on pages 110 and 111 of the Amended Registration Statement in response to the Staff’s comment.

Business, page 112

13.       Please provide the financial information about business segments and geographic areas required by Item 101(b) and Item 101(d) of Regulation S-K, or a cross reference to your Consolidated Financial Statements.

Response:

The Company has revised the disclosure on pages 133 and 137 of the Amended Registration Statement to provide cross-references to the financial information required by Item 101(b) and Item 101(d) of Regulation S-K, in response to the Staff’s comment.

14.       We note disclosure in Risk Factors on pages 32 and 33. Please describe any material portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of governments. See Item 101(c)(ix) of Regulation S-K.

Response:

The Company has revised the disclosure on page 134 of the Amended Registration Statement in response to the Staff’s comment.

15.       We note that you operate in seven countries. Please elaborate on the impact of foreign regulation on your business.

Response:

The Company has revised the disclosure on pages 137 and 138 of the Amended Registration Statement in response to the Staff’s comment.

Management, page 132

Board Composition, page 136

16.       Please reconcile disclosure that each director will be elected for a one-year term with disclosure on page 137 that your board of directors will be divided into three classes serving three-year staggered terms.

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Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

August 31, 2017

Response:

The Company has revised the disclosure on page 144 of the Amended Registration Statement in response to the Staff’s comment.

Compensation Discussion and Analysis, page 140

17.       We note that at the request of management, the “Hay Group evaluated corporate profiles and used market data relating to industrial companies similar to [you]” and that your Compensation Committee implemented changes based partially on the benchmarking study by the Hay Group. Please disclose the component companies used for benchmarking and the level at which you benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the disclosure of the component companies used in its compensation analysis to date is not required because it has relied on a broad-based third-party survey rather than a specifically identified peer-group. This survey, the Hay Group’s US Industrial Compensation Report, includes over 450 participants. Therefore, the Company believes that this survey qualifies as broad-based and the participating companies are not material to the compensation decisions that were made. The survey was used as a point of general comparison and for information on the compensation practices in the industrial sector.  Per C&DI 118.05, the Company respectfully advises the Staff that this survey does not constitute “benchmarking” and therefore would not require disclosure of the component companies. To clarify the nature of the study and its use, the Company has revised the disclosure on page 149 of the Amended Registration Statement in response to the Staff’s comment.

Long-Term Incentive Plan, page 144

18.       You disclose in your Summary Compensation and Grants of Plan-Based Awards tables that you awarded options to Messrs. Webster and Rodi and that the Compensation Committee has the authority to make grants as it deems appropriate. Please disclose how the Compensation Committee determined to grant these awards and the amount of options to awards. See Items 402(b)(1)(v) and 402(b)(2)(iv)-(v) of Regulation S-K.

Response:

The Company has revised the disclosure on page 159 of the Amended Registration Statement in response to the Staff’s comment.

Management Agreement, page 161

19.       Please revise to disclose the termination fees, if any, that you will pay in connection with the termination of the Management Agreement. Please also revise your disclosure to provide the scope of your indemnification obligations under the Management Agreement and consider including appropriate risk factor disclosure. Please file the management agreement as an exhibit to the registration statement or tell us why you are not required to do so.

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Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

August 31, 2017

Response:

The Company has revised the disclosure on page 169 of the Amended Registration Statement in response to the Staff’s comment. The Company also confirms that it will file the management agreement as an exhibit to a subsequent amendment to the Registration Statement prior to requesting effectiveness of the Registration Statement.

Description of Capital Stock, page 165

20.       We note disclosure in Risk Factors on page 46 that “[y]our amended and restated certificate of incorporation will provide that the doctrine of ‘corporate opportunity’ will not apply with respect to [you], to AEA or certain related parties or any of [y]our directors who are employees of AEA or its affiliates....” Please provide here a discussion of these provisions.

Response:

The Company has revised the disclosure on pages 176 and 177 of the Amended Registration Statement in response to the Staff’s comment.

Financial Statements for the Year Ended September 30, 2016

General

21.       Please provide us an analysis of the equity issuances that occurred during the periods presented and subsequent to the most recent balance sheet date. For each transaction:

•                  Identify the parties, including any related parties;

•                  Indicate the nature of the consideration;

•                  Indicate the fair value and the basis for determining fair value, including whether that determination was contemporaneous or retrospective; and,

•                  For equity transactions in which you estimated fair value, explain the significant factors, assumptions, and methodologies you used to determine fair value.

Please be advised, we will not be able to complete our evaluation of your response until you provide an IPO price range.

Response:

The Company respectfully submits the below information in response to the Staff’s comment and to assist the Staff in its review of the Company’s equity issuances since October 1, 2015 and the Company’s determination of the fair value and basis for determining fair value of its common stock.

Background: Parties, Related Parties, Nature of Consideration

Since October 1, 2015, the Company issued shares of its common stock in exchange for cash consideration (except as otherwise noted in Schedule A) in the following transactions, excluding (i)

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August 31, 2017

common stock issued in connection with the exercise of any stock option, and (ii) repurchases(1) of common stock:(2)

Date	Number of Shares Issued	Fair Value per Share	Total	Approximate % of Total Number of Shares Issued since October 1, 2015
4/15/16	[***]	[***]	[***]	33.27%
6/7/16	[***]	[***]	[***]	0.01%
6/8/16	[***]	[***]	[***]	0.29%
6/11/16	[***]	[***]	[***]	0.04%
6/13/16	[***]	[***]	[***]	0.00%
6/16/16	[***]	[***]	[***]	43.18%
6/17/16	[***]	[***]	[***]	0.42%
6/18/16	[***]	[***]	[***]	0.00%
6/19/16	[***]	[***]	[***]	0.04%
6/20/16	[***]	[***]	[***]	0.53%
6/21/16	[***]	[***]	[***]	0.00%
6/22/16	[***]	[***]	[***]	0.15%
6/23/16	[***]	[***]	[***]	3.14%
6/24/16	[***]	[***]	[***]	1.59%
6/27/16	[***]	[***]	[***]	0.00%
6/28/16	[***]	[***]	[***]	0.22%
7/6/16	[***]	[***]	[***]	0.00%
11/28/16	[***]	[***]	[***]	0.03%
12/5/16	[***]	[***]	[***]	0.08%
12/6/16	[***]	[***]	[***]	1.09%
12/7/16	[***]	[***]	[***]	0.41%
12/8/16	[***]	[***]	[***]	0.10%
12/9/16	[***]	[***]	[***]	0.48%
12/10/16	[***]	[***]	[***]	0.21%
12/11/16	[***]	[***]	[***]	0.04%
12/12/16	[***]	[***]	[***]	3.31%
12/13/16	[***]	[***]	[***]	1.08%
12/14/16	[***]	[***]	[***]	0.74%
12/15/16	[***]	[***]	[***]	2.99%
12/16/16	[***]	[***]	[***]	2.36%
12/17/16	[***]	[***]	[***]	0.06%
12/18/16	[***]	[***]	[***]	0.02%
12/19/16	[***]	[***]	[***]	1.59%
12/20/16	[***]	[***]	[***]	2.55%

Since October 1, 2015, the Company issued options to purchase shares of its common stock in the following transactions:(3)

Grant Date	Number of Shares Underlying Options	Exercise Price per Share	Estimated Fair Value per Share	Approximate % of Total Number of Options Granted since October 1, 2015
12/10/15	[***]	[***]	[***]	2.1%
12/29/15	[***]	[***]	[***]	1.3%
3/3/16	[***]	[***]	[***]	17.9%
5/16/16	[***]	[***]	[***]	19.2%
5/23/16	[***]	[***]	[***]	5.6%
6/27/16	[***]	[***]	[***]	2.1%
9/26/16	[***]	[***]	[***]	7.2%
10/28/16	[***]	[***]	[***]	1.8%
11/11/16	[***]	[***]	[***]	5.1%
11/29/16	[***]	[***]	[***]	8.2%
12/19/16	[***]	[***]	[***]	19.2%
5/24/17	[***]	[***]	[***]	10.3%

(1)  The Company completed certain transactions involving the repurchase of common stock during the period. The Company does not consider these transactions informative as to the fair value of its common stock because each of these repurchases was made subject to preexisting contractual obligations.

(2)  Please see the attached Schedule A for additional information regarding each issuance of common stock during this period.

(3)  Please see the attached Schedule B for additional information regarding each stock option grant during this period.

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Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

August 31, 2017

Fair Value: Significant Factors, Assumptions and Methodologies

In determining the fair value of its common stock in connection with the above-referenced transactions, the Company utilized methodologies, approaches and assumptions that are consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”  In the absence of a public trading market, the Company’s board of directors, with input from management, has determined a reasonable estimate of the fair value of its common stock on a semiannual basis as of each June 30 and December 31 since the AEA Acquisition in January 2014.  The board of directors made these determinations contemporaneously, not retrospectively. The board’s estimates of fair value were based on an analysis of significant intrinsic factors, including:

•                  the nature and history of the Company’s business and the stage of the Company’s life cycle, including the complexity of the Company’s separation from Siemens, the risks involved in an investment in the Company, including ability to achieve sustained profitability as a standalone company, capital structure, industry competition and potential for growth in the Company’s market;

•                  the Company’s historical, current and expected future operating performance and financial condition, including:

•                  financial performance trends following the Company’s separation from Siemens;

•                  historical and projected capital expenditures;

•                  historical and projected acquisitions and divestitures;

•                  present value of estimated future cash flows;

•                  amounts of indebtedness;

•                  the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the Company; and

•                  the equity value of companies that are considered to be peers based on a number of factors, including, but not limited to, similarity to the Company with respect to industry, business model, stage of growth, future growth and intangible value and recent market transaction valuations.

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Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

August 31, 2017

The Company’s board of directors also considered certain extrinsic factors when conducting semiannual estimates of the fair value of the Company’s common stock in connection with the above-referenced transactions, including:

•                  the lack of marketability of the Company’s common stock because the Company is a private company with illiquid securities;

•                  industry fundamentals, such as market size and growth; and

•                  general economic conditions.

In estimating the fair value of the Company’s common stock, the Company’s board of directors generally considered numerous factors, including those referenced above. The board of directors utilizes both the income approach, which relies on a discounted cash flow analysis, and the market approach, which measures the value of a company through comparison to comparable publicly traded companies and recent market transactions. Consideration is given to each approach, with equity valuations based primarily on the results of the income approach. These valuation methods required the board of directors to make a variety of important estimates, judgments and assumptions, including, but not limited to, revenue, net income (loss) and Adjusted EBITDA projections and selections of comparable publicly traded companies. The valuation implied by the income approach is then benchmarked against the valuation implied by the market approach multiples (accounting for a discount for limited liquidity due to the Company’s status as a privately-held entity).

The Company respectfully acknowledges that the Staff will not be able to complete its evaluation of the Company’s response until an IPO price range has been provided to the Staff. The Company will provide the proposed IPO price range in advance of the launch of marketing of the offering together with any additional information requested by the Staff in connection with the completion of its evaluation of the above response.

Consolidated Balance Sheets, page F-4

22.       Please revise your presentation of shareholders’ equity on the face of the balance sheet to disclose total shareholders’ equity attributable to you and to the non-controlling interest in addition to total shareholders’ equity. Refer to ASC 810-10-45-16 and 810-10-55-41.

Response:

The Company has revised the disclosure on page F-4 of the Amended Registration Statement in response to the Staff’s comment.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

23.       Please revise your disclosures to:

•                  Quantify or disclose the percentage of revenues from construction-type contracts that you recognized under the percentage-of-completion method;

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•                  Quantify the impact of changes in estimates related to construction-type contracts during each period presented; and,

•                  Quantify amounts related to claims and/or unapproved change orders as of each balance sheet date.

Response:

The Company has revised the disclosure on pages F-13, F-14 and F-64 of the Amended Registration Statement in response to the Staff’s comment.

The Company respectfully advises the Staff that the overall impact of changes in estimates related to construction-type contracts during each period presented is immaterial, thus the Company has revised the disclosure to note as such.  As a point of reference, the amount of net changes in estimates during the year ending September 30, 2014 (Successor Period) related to construction-type contracts was $9.2 million, or 1.1% of planned costs for contracts then outstanding, which drove an overall change in revenue of $165,000.  The amount of net changes in estimates during the year ending September 30, 2015 related to construction-type contracts was $(2.7) million, or (0.3)% to overall planned costs for contracts then outstanding, which drove a change in revenue for the period of approximately $5.8 million.  The amount of net changes in estimates during the year ending September 30, 2016 related to construction-type contracts was $(6.5) million, or (0.9)% to overall planned costs for contracts then outstanding, which drove a change in revenue for the period of approximately $9.7 million.  The Company respectfully notes that these net changes in cost estimates and related revenue impacts include project updates related to approved change orders negotiated with customers as a result of changes in project scope in addition to overall positive or negative cost impacts based on project execution performance.

The Company also respectively advises the Staff that there were no claims or unapproved change orders as of each balance sheet presented as it is the Company’s policy to not recognize the impact of such events until a change order has been approved by a customer.

Treated Water Outsourcing, page F-16

24.       Please disclose the amounts of revenues and expenses related to TWO during the year ended September 30, 2016.

Response:

The Company has revised the disclosure on page F-17 of the Amended Registration Statement in response to the Staff’s comment.

Note 7. Property, Plant and Equipment, page F-23

25.       Please more fully explain the facts and circumstances that resulted in significant changes in Machinery and equipment and Land and buildings during the year ended September 30, 2016 and reconcile the changes to other financial statements disclosures, including amounts in the statements of cash flows.

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Response:

The Company has revised page F-24 of the Amended Registration Statement to correct the transposition error in the amounts presented in Machinery and equipment and Land and buildings, respectively, as of September 30, 2015 to properly reflect the amounts associated with the corresponding category of Property, Plant and Equipment.

Note 9. Other Intangible Assets, page F-24

26.       We note that the estimated life of your customer related intangible assets was 5-16 years at September 30, 2015; however, the estimated life of customer related intangible assets was 5-26 years at September 30, 2016. Please explain why you increased the estimated life of these intangible assets by 10 years. We further note your disclosure on page F-12 that you amortize intangible assets on a straight-line basis. It appears to us that customer relationships may dissipate at a more rapid rate in the earlier periods following a company’s succession to the relationships, with the rate of attrition declining over time. In this regard, it appears to us that an accelerated method of amortization may be appropriate. Please explain why you believe the straight-line method of amortization reflects the pattern in which the economic benefits of customer related intangible assets are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30-35-6.

Response:

The Company respectfully advises the Staff that the increase in the estimated life of customer related intangible assets from 5-16 years at September 30, 2015 to 5-26 years at September 30, 2016 is directly attributable to the acquisition of customer related intangible assets associated with the Neptune Benson transaction. As a result of the Neptune Benson transaction, the Company acquired customer relationships with an estimated fair value of $129.3 million.  The Company estimated the useful life of the acquired customer relationships to be 26 years as the existing customer base of Neptune Benson is expected to be a significant longstanding source of future sales and earnings.  With over 20,000 installed units, approximately 35% to 40% of annual sales are retrofit or replacement of existing products previously provided to customers.  Additionally, Neptune Benson has long working relationships with key industry designers and contractors, with approximately 30% of its annual sales made to its top ten customers in a given year.

With respect to method of amortization used by the Company to reflect the pattern of benefit of our customer related intangible assets, the Company has applied the guidance in ASC 350-30-35-6 which indicates that the method of amortization for a recognized intangible asset should reflect the pattern in which the economic benefits of the intangible assets are consumed.  If that pattern cannot be reliably determined, a straight-line amortization method should be used.  For our acquired customer relationships, the Company has considered various factors when determining the appropriate method of amortization including projected sales data, attrition rates and length of key customer relationships.

The Company has experienced a consistent track record of keeping long-term relationships with its customers.  The Company has over 200,000 installations of equipment and products, and its renewal rate of customer service contracts was 98% in 2016.  Low customer attrition rates result in projected sales from an acquired customer base for an extended period of time.  The Company’s acquired companies generally continue to market their products under the same trade names with no or minimal changes to price points, materials and customization levels.  While sales from an acquired customer base may vary

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from year to year, low attrition suggests that there is not an accelerated decrease in sales shortly after acquisition.

For example, the Company reviewed customer attrition for its most recent and material acquisition (i.e., Neptune-Benson) and noted that for the post-acquisition period from the date of acquisition in April 2016 to June 30, 2017, the Company experienced customer attrition in the low single digits, consistent with the 5 year historical lookback and low attrition assumption used in valuing the acquired customer relationship intangible. This review confirmed the Company’s expectation of retaining acquired customer relationships over the long-term.  Additionally, the Company reviewed the projected undiscounted cash flows underlying the customer and contractual relationship valuations and noted that the resulting annual undiscounted cash flows are relatively stable over the estimated period of economic benefit.  Due to the strong relationships the Company has maintained with acquired customers, the Company expects to generate sales from them for the foreseeable future, particularly as it relates to retrofit and replacement parts. These factors do not suggest an accelerated consumption pattern of the economic benefits of a customer relationship asset.

As a result of these considerations and in accordance with ASC 350-30-35-6, the Company believes that the straight-line method of amortization is the most appropriate methodology as it is supported by the pattern in which the economic benefits of the customer and contractual relationship intangible assets are consumed.

Note 12. Restructuring and Related Charges, page F-28

27.       Please disclose the total amount of restructuring charges expected to be incurred, the amount incurred during each period presented as well as the cumulative amount of restructuring charges incurred to date for each reportable segment as required by ASC 420-10-50-1(d).

Response:

The Company respectfully advises the Staff that the restructuring activities that the Company has undertaken since the AEA Acquisition are corporate activities that are not attributable to a specific reportable segment of the Company.  The restructuring charges disclosed in Footnote 12 to the audited financial statements principally reflect efforts since the AEA Acquisition to transition the Company from being a component business of Siemens, its former parent, to a stand-alone business with the appropriate management team and cost structure necessary to execute the Company’s strategy and align the Company’s operating structure in executing its growth strategy, along with steps taken in anticipation of a transition to operating as a public company.

To illustrate, the Company’s former owner structured the business as a functional matrix that had nineteen direct reports to the CEO of Siemens Water Technologies.  The matrix consisted of running the business by functions such as Sales, Marketing, Manufacturing, Research and Development, Finance, Human Resources, Procurement, Legal, etc.  The other part of the matrix consisted of geographical leaders, whereby each country had a designated CEO and CFO with “shadow” functional business teams surrounding the country in support of business operations.  Subsequent to the AEA Acquisition, management has commenced a multi-year process to transition the organization into a completely different operational and management structure, thereby eliminating the functional matrix and the country leadership, and establishing a business segment focused operational structure aligned to market verticals that have all of the key functions under their responsibility aligned across geographies.  Consequently, a

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significant portion of the redundant positions eliminated related to the realignment of these functional areas as well as the recruitment and retention of new employees (via the execution of the Voluntary Separation Plan discussed in response to the Staff’s comment number 9 above).

Therefore, the Company believes that including these amounts as part of corporate charges and thus excluding the amounts of these items from reportable segment operations allows investors to evaluate the Company’s core operations more accurately on a period-to-period basis.

In acknowledgment of the Staff’s comment, should the Company undertake restructuring activities in future periods that are discrete to an individual reportable segment or segments, the disclosures required by ASC 420-10-50-1(d) will be provided in the future filings covering such periods.

Note 14. Income Taxes, page F-33

28.       Please enhance your disclosure to further disclose the reasons for and changes in the valuation allowance for each period presented. In this regard, we note that you released $15 million of valuation allowances during the year ended September 30, 2016. Please disclose the positive and negative evidence you considered and how that evidence led you to determine it was appropriate to reverse a portion of the valuation allowance. In addition, please disclose how you determined the amount of the valuation allowance you reversed.

Response:

The Company has revised the disclosure on pages F-37 and F-38 of the Amended Registration Statement in response to the Staff’s comment.

Note 17. Concentration of Credit Risk, page F-40

29.       We note that you have presented net asset information by region. Please disclose the amount of long-lived assets attributed to your country of domicile as well as any individual foreign countries, to the extent they are material, for each period presented. Refer to ASC 280-10-50-41.

Response:

The Company has revised the disclosure on page F-42 of the Amended Registration Statement in response to the Staff’s comment.

Note 18. Related-Party Transactions, page F-41

Corporate Charges from Siemens and Affiliates, page F-42

30.       Please disclose, if true, that management believes the method used to allocate related party costs is reasonable. In addition, since agreements with related parties are by definition not at arm’s length and may be changed, please disclose, if practicable, management’s estimate of what expenses would have been on a stand-alone basis. If it is not practicable to provide an estimate of expenses on a stand-alone basis, please state that fact. Refer to SAB Topic 1:B.1.

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Response:

The Company has revised the disclosure on page F-43 of the Amended Registration Statement in response to the Staff’s comment.

Financial Statements for the Six Months Ended March 31, 2017

General

31.       Please address the above comments in your interim financial statements, to the extent applicable.

Response:

The Company acknowledges the Staff’s comment and confirms that it has addressed the above comments in its interim financial statements, to the extent applicable.

Index to Exhibits, page 11-7

32.       Please file as exhibits the Stockholders’ Agreement and the Registration Rights Agreement and all other instruments defining the rights of your securities holders. See Item 601(b)(4) of Regulations S-K.

Response:

The Company acknowledges the Staff’s comment and confirms that it will file all exhibits required under Item 601 of Regulation S-K, including the Stockholders’ Agreement and the Registration Rights Agreement, in subsequent amendments to the Registration Statement.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:                                Benedict J. Stas (EWT Holdings I Corp.)
Vincent Grieco (EWT Holdings I Corp.)
Meredith Mackey (Fried, Frank, Harris, Shriver & Jacobson LLP)
Marc D. Jaffe (Latham & Watkins LLP)
Ian D. Schuman (Latham & Watkins LLP)

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Schedule A

Issuances of Common Stock

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Schedule B

Issuances of Options to Purchase Common Stock

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